Millar Western Forest Products Ltd.

Financial Statements
December 31, 2005

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May 15, 2006



Auditors' Report


To the Shareholder of
Millar Western Forest Products Ltd.


We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2005 and 2004 the statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.



/s/  PricewaterhouseCoopers LLP
Chartered Accountants


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Millar Western Forest Products Ltd.
Balance Sheets
--------------------------------------------------------------------------------
(expressed in thousands of Canadian dollars)

                                                   December 31,     December 31,
                                                           2005             2004
                                                              $                $

Assets

Current assets
Cash and cash equivalents                               43,659           95,959
Accounts receivable (note 14)                           36,459           22,006
Inventories (note 3)                                    55,264           46,144
Prepaid expenses                                        11,031           10,854
Future income taxes (note 15)                              933              806
                                                 -------------------------------
                                                       147,346          175,769

Property, plant and equipment (note 4)                 150,420          148,922

Intangibles and other assets (notes 5 and 23)           29,939           34,267
                                                 -------------------------------

                                                       327,705          358,958
                                                 ===============================

Liabilities

Current liabilities
Accounts payable and accrued liabilities                46,233           41,224

Long-term debt (note 7)                                221,312          228,760

Other obligations (note 8)                               3,960            5,642

Future income taxes (note 15)                           11,794           16,973
                                                 -------------------------------

                                                       283,299          292,599
                                                 -------------------------------

Shareholder's Equity

Share capital (note 9)                                       -                -

Retained earnings                                       44,406           66,359
                                                 -------------------------------

                                                        44,406           66,359
                                                 -------------------------------

                                                       327,705          358,958
                                                 ===============================

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Millar Western Forest Products Ltd.
Statements of Retained Earnings
--------------------------------------------------------------------------------
(expressed in thousands of Canadian dollars)


                                                                December 31,        December 31,          December 31,
                                                                        2005                2004                  2003
                                                                           $                   $                     $

Balance -- Beginning of year

As previously reported                                                66,359              37,566                 2,004
Adoption of new accounting standard (note 2)                               -                 540                   540
                                                            -------------------------------------------------------------

As restated                                                           66,359              38,106                 2,544
Net (loss) earnings for the year                                      (6,953)             28,253                35,562
Dividend                                                             (15,000)                  -                     -
                                                            -------------------------------------------------------------

Balance -- End of year                                                 44,406              66,359                38,106
                                                            =============================================================


The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Operations
--------------------------------------------------------------------------------
(expressed in thousands of Canadian dollars)


                                                               December 31,          December 31,          December 31,
                                                                       2005                  2004                  2003
                                                                          $                     $                     $
Revenue
                                                                    304,301               345,968               317,297
                                                             -------------------------------------------------------------

Cost and expenses
Cost of products sold (note 11)                                     204,700               212,451               197,072
Freight and other distribution costs                                 53,411                47,856                46,934
Depreciation and amortization                                        17,664                15,119                16,601
General and administration                                           13,071                11,514                12,978
Countervailing and anti-dumping duties (note 10)                      9,735                13,657                11,811
Employees' profit sharing                                                                   2,504                   325
                                                             -------------------------------------------------------------

                                                                    298,581               303,101               285,721
                                                             -------------------------------------------------------------

Operating earnings                                                    5,720                42,867                31,576

Financing expenses (note 12)                                        (19,861)              (20,378)              (28,672)

Refinancing charges (note 13)                                             -                     -               (14,965)

Unrealized exchange gain on long-term debt                            7,448                15,751                47,768

Other (expenses) income (note 14)                                    (4,346)                   45                 1,490
                                                             -------------------------------------------------------------

(Loss) earnings before income taxes                                 (11,039)               38,285                37,197

Income taxes (recovery) (note 15)                                    (4,086)               10,032                 1,635
                                                             -------------------------------------------------------------

Net (loss) earnings for the year                                     (6,953)               28,253                35,562
                                                             =============================================================


The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
--------------------------------------------------------------------------------
(expressed in thousands of Canadian dollars)


                                                                December 31,         December 31,          December 31,
                                                                        2005                 2004                  2003
                                                                           $                    $                     $
Cash provided from (used in)

Operating activities
Net (loss) earnings for the year
                                                                      (6,953)              28,253                35,562
Items not affecting cash
    Depreciation and amortization                                     17,664               15,119                16,601
    Future income taxes (recovery)                                    (5,306)               9,600                 1,046
    Amortization of deferred financing accosts                           679                  660                 5,034
    Unrealized exchange gain on long-term debt                        (7,448)             (15,751)              (47,768)
    Reforestation expense                                              6,471                6,069                 3,736
    Write down of note receivable                                      2,100                    -                     -
    Other                                                              1,511                   64                (1,404)
                                                             -----------------------------------------------------------
                                                                       8,718               44,014                12,807
Reforestation expenditures                                            (5,989)              (5,051)               (4,909)
Payment of other long-term obligations                                (1,157)              (1,044)                    -
Increase in other obligations                                              -                  500                     -
                                                             -----------------------------------------------------------
                                                                       1,572               38,419                 7,898
Net change in non-cash working capital items
    Accounts receivable                                              (14,453)              10,064                (1,942)
    Inventories                                                       (9,120)               1,451                 7,077
    Prepaid expenses                                                    (118)              (2,112)                3,046
    Accounts payable and accrued liabilities                           2,104               (4,572)                2,891
    Deferred revenue                                                       -                                     (6,518)
                                                             -----------------------------------------------------------
                                                                     (20,015)              43,250                12,452
                                                             -----------------------------------------------------------

Investing activities
Additions to property, plant and equipment                           (17,303)             (19,354)               (8,795)
Proceeds on disposal of property, plant and equipment                    222                   73                   368
Decrease in other assets                                                (204)                (311)               (6,416)
                                                             -----------------------------------------------------------
                                                                     (17,285)             (19,592)              (14,843)
                                                             -----------------------------------------------------------

Financing activities
Increase in long-term debt                                                 -                    -               249,888
Repayments of long-term debt                                               -                    -              (210,201)
Dividend                                                             (15,000)                   -                     -
                                                             -----------------------------------------------------------

                                                                     (15,000)                   -                39,687
                                                             -----------------------------------------------------------

(Decrease) increase in cash and cash equivalents                     (52,300)              23,658                37,296
Cash and cash equivalents - Beginning of year                         95,959               72,301                35,005
                                                             -----------------------------------------------------------

Cash and cash equivalents - End of year                               43,659               95,959                72,301
                                                             ===========================================================

Supplementary information
Interest paid                                                         18,674               18,931                22,200
                                                             ===========================================================

Income taxes paid                                                        564                  686                   588
                                                             ============================================================


The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

1    Basis of presentation and summary of significant accounting policies

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

     a) Cash and cash equivalents

          Cash and cash equivalents is defined as cash on deposit and money-market instruments with maturity dates of less than three months from the date they are acquired.

     b)   Inventories

          Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

     c) Property, plant and equipment

          Property, plant and equipment for lumber mills is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives. Prior to January 1, 2004, property, plant and equipment for lumber mills was depreciated on a declining balance basis. Effective January 1, 2004, the Company implemented the results of a useful life study of the assets which resulted in the following annual depreciation rates:

               Buildings                                              5%
               Process equipment                                      7%
               Mobile equipment                               13% or 20%
               Furniture, office and computer equipment       10% or 20%

          Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives. Effective January 1, 2004, the Company implemented the results of a useful life study of the assets which resulted in the following annual depreciation rates:

               Buildings                                              3%
               Process equipment                                      4%


                                                                             (1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     d)   Timber rights and Forest Management Agreement ("FMA") costs

          Timber rights are recorded at cost and are amortized on the basis of the volume of timber harvested.

          FMA costs include the initial acquisition of the FMA and costs related to the development and submission of Detailed Forest Management Plans required under the agreement. These costs are amortized on a straight-line basis over the term of the related agreement.

     e)   Power purchase rights

          Power purchase rights are recorded at cost and are amortized on a straight-line basis over the life of the underlying agreements.

     f)   Deferred financing costs

          Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

     g)   Impairment of long-lived assets

          In the event that facts or circumstances indicate that the carrying value of the Company's long lived assets, which include property, plant and equipment, timber rights, FMA costs and power purchase rights may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss is recognized for the excess of the carrying amount of the asset over its fair value.

     h)   Reforestation obligation and other asset retirement obligations

          The Company harvests timber under various timber rights and FMAs. Estimated future reforestation obligations are accrued and charged to earnings, based on the estimated fair value of the future obligation, at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

          The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

     i)   Revenue recognition

          Revenue is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.


                                                                             (2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     j)   Interest capitalization

          Interest is capitalized on specific borrowings required to finance the construction of property, plant and equipment.

     k)   Research and development costs

          Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

     l)   Income taxes

          The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

     m)   Foreign currency translation and related financial instruments

          The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign currency exchange rate movements as a result of its long-term debt and export sales denominated in U.S. dollars.

          Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

          The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. The Company accounts for these contracts as a hedge, with resulting gains or losses included in revenue in the same period as the foreign currency denominated revenue is recorded.


                                                                             (3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     n)   Employee benefit plans

          The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management's best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of employees. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service lifetime of active plan members (13 years).


2    Adoption of new accounting standards

     Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value when incurred. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2002.


3    Inventories

                                                             2005          2004
                                                                $             $

     Logs                                                  11,742         9,998
     Pulp                                                  21,890        15,962
     Lumber                                                11,362        10,650
     Operating and maintenance supplies                    10,270         9,534
                                                         -----------------------
                                                           55,264        46,144
                                                         -----------------------


                                                                             (4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

4    Property, plant and equipment


                                                                                                                 2005
                                                              --------------------------------------------------------
                                                                                     Accumulated
                                                                      Cost          depreciation                  Net
                                                                         $                     $                    $
     Lumber mills
          Buildings                                                 23,789                 7,986               15,803
          Process equipment                                         85,033                37,103               47,930
          Mobile equipment                                           8,797                 6,578                2,219
          Furniture, office and computer equipment                  17,130                 9,999                7,131
     Pulp mill
          Buildings                                                 22,227                11,053               11,174
          Process equipment                                        187,151               129,093               58,058
     Land                                                            2,086                     -                2,086
     Capital projects in progress                                    6,019                     -                6,019
                                                              --------------------------------------------------------
                                                                   352,232               201,812              150,420
                                                              ========================================================

                                                                                                                 2004
                                                              --------------------------------------------------------
                                                                                     Accumulated
                                                                      Cost          depreciation                  Net
                                                                         $                     $                    $
     Lumber mills
          Buildings                                                 26,477                10,551               15,926
          Process equipment                                         85,297                48,293               37,004
          Mobile equipment                                           8,815                 6,625                2,190
          Furniture, office and computer equipment                  17,046                 8,091                8,955
     Pulp mill
          Buildings                                                 23,081                11,448               11,633
          Process equipment                                        186,308               123,783               62,525
     Land                                                            2,086                     -                2,086
     Capital projects in progress                                    8,603                     -                8,603
                                                              --------------------------------------------------------
                                                                   357,713               208,791              148,922
                                                              ========================================================



                                                                             (5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

5    Intangibles and other assets


                                                                                                        2005
                                             ----------------------------------------------------------------
                                                                    Accumulated
                                                     Cost          amortization                          Net
                                                        $                     $                            $
     Timber rights                                 11,715                 6,631                        5,084
     FMA costs                                      6,008                 3,427                        2,581
     Power purchase rights                         20,837                 5,209                       15,628
     Deferred financing costs                       6,768                 1,393                        5,375
                                             ----------------------------------------------------------------

                                                   45,328                16,660                       28,668
                                             ====================================
     Notes receivable                                                                                    306
     Other                                                                                               965
                                                                                              ---------------

                                                                                                      29,939
                                                                                              ===============


                                                                                                        2004
                                             ----------------------------------------------------------------
                                                                    Accumulated
                                                     Cost          amortization                          Net
                                                        $                     $                            $

     Timber rights                                 11,715                 6,275                        5,440
     FMA costs                                      5,713                 2,449                        3,264
     Power purchase rights                         20,837                 4,167                       16,670
     Deferred financing costs                       6,768                   714                        6,054
                                             ----------------------------------------------------------------

                                                   45,033                13,605                       31,428
                                             ====================================
     Notes receivable                                                                                  2,410
     Other                                                                                               429
                                                                                              ---------------

                                                                                                      34,267
                                                                                              ===============


Amortization of timber rights for the year was $356,736 (2004 - $270,506; 2003 - $nil).

Amortization of FMA costs for the year was $978,599 (2004 - $406,304; 2003 - $372,850).

Amortization of power purchase rights for the year was $1,042,000 (2004 - $1,041,000; 2003 - $1,042,000).


                                                                             (6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Power purchase rights

     The Company invested $20.8 million in 2000 to acquire the rights to a portion of the electricity to be generated from two power plants in Alberta commencing January 1, 2001. These rights represent the Company's entitlement and obligation to purchase approximately 80 megawatts of electrical power, which represents the Company's estimated electrical power requirements at existing capacity for a remaining period of eight years and approximately 80% of its requirements for a further seven years at largely predetermined prices. The Company also has the right to resell any electricity not consumed under this arrangement, at prevailing market prices. The Company has agreed that if the present value of the projected cash flows associated with the power purchase rights fall below a certain level, the Company will provide a letter of credit to make up such shortfall. At December 31, 2005, a letter of credit was not required under this arrangement.

     Deferred financing costs

     In November 2003, the Company expensed $4.1 million of deferred financing costs as a result of repaying US$160 million of unsecured senior notes. The charge of $4.1 million is included in refinancing charges (see note 13). In 2003, the Company capitalized $6.5 million of financing costs relating to the issuance of US$190 million of unsecured senior notes.

6    Revolving credit facility

     The Company has a $25 million revolving credit facility that expires on November 30, 2006. The credit facility was undrawn at December 31, 2005 and December 31, 2004. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2005 under the facility was $25.0 million (2004 - $30.9 million) of which $11.9 million (2004 - $3.9 million) was committed for letters of credit. The interest rate on this facility is floating and may, at the Company's option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance rates, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and inventory of the Company.

7    Long-term debt

                                                           2005            2004
                                                              $               $
     Unsecured senior notes - US$190,000
                                                        221,312         228,760
                                                    ----------------------------

     In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and ratebly with all existing and future unsecured indebtedness of the Company.


                                                                             (7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. The restrictions were not triggered on payment of the dividends in the current year.

8    Other obligations


                                                                                             2005                 2004
                                                                                                $                    $
     Reforestation obligations
         Balance - Beginning of year                                                        7,564                6,247
         Accrual for the year                                                               6,483                6,368
         Expenditures during the year                                                      (5,989)              (5,051)
                                                                                    -----------------------------------
         Balance - End of the year                                                          8,058                7,564
         Less: Current portion, included in accrued liabilities                             4,554                4,214
                                                                                    -----------------------------------
                                                                                            3,504                3,350
                                                                                    -----------------------------------
     Long-term incentive plan and other obligations                                         4,054                3,325
     Less: Current portion, included in accrued liabilities                                 3,598                1,033
                                                                                    -----------------------------------
                                                                                              456                2,292
                                                                                    -----------------------------------
                                                                                            3,960                5,642
                                                                                    ===================================



9    Share capital


     Authorized
          Unlimited number of common shares
     Issued and fully paid

                                                             2005          2004
                                                                $             $
15,000,001 common shares (2004 - 15,000,01)                     -             -
                                                      ==========================



                                                                             (8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

10   Countervailing and anti-dumping duties

     In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

     Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

     On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel.

     On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. The U.S. has so far refused to comply with the ruling.

     Effective December 20, 2004, the Company's CVD and ADD deposit rates were reduced to 17.18% and 4.03%, respectively, as a result of the final determination in the first administrative review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 3.78% for ADD on January 17, 2005. Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 2.11%, respectively, as a result of the final determination in the second administrative review.

     The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at December 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$21.5 million and US$8.4 million, respectively.

     On April 27, 2006, the governments of Canada and the United States agreed on a framework to negotiate a resolution to the softwood lumber dispute. The basic terms that have been agreed include:

     a) The U.S. will revoke the CVD and ADD orders on Canadian softwood lumber imports and stop collecting deposits.

     b) Approximately 80% of the duty deposits previously collected are expected to be returned to Canadian exporters.

     c) Border measures such as export charges and volume restraints will be imposed if the benchmark price of lumber falls below US$355.


                                                                             (9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Details of the agreement are to be negotiated over the next few months. Until a final agreement is reached, the amount and timing of the deposits to be refunded is uncertain and the impact of border measures to be imposed cannot be assessed.


11   Cost of products sold

     In 2002, the Company recorded $1.6 million in electricity costs related to final rate adjustments for electricity consumed in the 2000 year. The Company appealed the final regulatory ruling on the year 2000 power rates and disputed approximately $1.9 million of the costs accrued. In 2005, the Alberta Energy and Utilities Board ruled in the Company's favour, therefore the Company has accrued $1.9 million as a credit to cost of products sold in 2005.


12   Financing expenses


                                                                 2005                  2004                  2003
                                                                    $                     $                     $
     Interest expense on long-term debt                        17,996                18,797                20,617
     Other interest and bank charges                              607                   454                   360
     Amortization of deferred financing costs                     679                   660                   897
     Foreign exchange loss on U.S. dollar cash and
          working capital                                         579                   467                 6,798
                                                            ------------------------------------------------------
                                                               19,861                20,378                28,672
                                                            ======================================================



13 Refinancing charges

     During the year ended December 31, 2003, the Company incurred the following refinancing charges relating to the redemption of US$160 million of unsecured senior notes:

                                                                             $
           Premium on redemption of long-term debt                      10,828
           Amortization of deferred financing costs                      4,137
                                                                   ------------
                                                                        14,965
                                                                   ============


                                                                            (10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------
(Tabular amounts expressed in thousands of Canadian dollars)

14   Other (expenses) income

     During the year ended December 31, 2005, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership ("Meadow Lake"). On December 28, 2005, Meadow Lake filed for protection under the Companies Creditors Arrangement Act. At December 31, 2005, the Company had a trade account receivable from Meadow Lake in the amount of $4.6 million related to management and marketing services provided under agreements with Meadow Lake. The Company has recorded a provision of $2.2 million against this receivable. The recoverability of the remaining balance is uncertain and, pending the outcome of a Plan of Arrangement, may vary by a material amount in the near term.

15   Income taxes

     The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.


                                                                       2005                  2004                 2003
                                                                          $                     $                    $
          (Loss) earnings before income taxes                      (11,039)                38,285               37,197
                                                                 ======================================================
          Income taxes (recovery) based on
              combined Federal and Provincial
              income tax rates of 40.6% (2004 -
              40.6%; 2003 - 41.7%)                                   (4,484)               15,551               15,511
          Increase (decrease) resulting from
              Manufacturing and processing
                    deduction                                           773                (2,680)              (2,604)
              Large corporations tax                                    426                   523                  589
              Non-taxable unrealized gain on debt                      (916)               (3,047)              (4,417)
              Non-taxable realized gain on debt                           -                     -               (3,459)
              Non-taxable income and other items                        115                   (56)                (452)
              Effect of reduction in income tax rate                      -                  (259)                  46
              Change in valuation allowance                               -                     -               (3,579)
                                                                 ------------------------------------------------------
          Income taxes (recovery)                                    (4,086)               10,032                1,635
                                                                 ======================================================
          Curent income taxes                                         1,220                   432                  589
          Future income taxes (recovery)                             (5,306)                9,600                1,046
                                                                 ------------------------------------------------------
          Income taxes (recovery)                                    (4,086)               10,032                1,635
                                                                 ======================================================


                                                                            (11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Significant components of the Company's future income tax assets and liabilities are as follows:


                                                                           2005                 2004
                                                                              $                    $
         Future income tax assets
               Reforestation costs                                        1,935                1,789
               Research and development expenditures                      2,090                    -
               Other accrued liabilities                                    476                  673
               Other                                                         60                  268
                                                              ---------------------------------------
                                                                          4,561                2,730
                                                              ---------------------------------------

         Future income tax liabilities
               Property, plant and equipment                             (9,720)             (14,662)
               Unrealized foreign exchange gain                          (4,800)              (3,549)
               Deferred financing costs                                    (902)                (686)
                                                              ---------------------------------------
                                                                        (15,422)             (18,897)
                                                              ---------------------------------------
         Net future income tax liability                                (10,861)             (16,167)
                                                              =======================================
         As reported on the balance sheet
              Future income tax assets                                      933                  806
              Future income tax liabilities                             (11,794)             (16,973)
                                                              ---------------------------------------

         Net future income tax liabilities                              (10,861)             (16,167)
                                                              =======================================


     The Company has an investment tax credit ("ITC") pool of approximately $934,000 available to reduce future years federal income taxes payable which is subject to confirmation by the taxation authorities. The benefit has not been recognized for financial statement purposes. The ITC pool, if not utilized, will expire as follows:

                                                                           $

          2013                                                          64,000
          2014                                                         870,000


16   Employee benefit plans

     Defined contribution plans

     The total expense for the Company's defined contribution plans is as follows:


                                                  2005                  2004                2003
                                                     $                     $                   $
Plans providing pension benefits                 2,731                 2,555                2,003
                                              ===================================================


                                                                            (12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Defined benefit plan

     On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. The Company measures its plans assets and obligations on December 31.

     Information regarding this plan is as follows:


                                                                        2005                 2004
                                                                           $                    $
         Change in benefit obligation
               Obligation -- Beginning of year                         2,025                1,772
               Actuarial loss                                            208                   63
               Current service cost                                       92                   84
               Interest cost                                             116                  106
                                                           ---------------------------------------
               Obligation -- End of year                               2,441                2,025
                                                           =======================================
         Change in plan assets at fair value
               Plan assets -- Beginning of year                        1,367                1,046
               Employer contributions                                    279                  277
               Actual return on plan assets                               77                   44
                                                           ---------------------------------------
               Plan assets -- End of year                              1,723                 1,367
                                                           =======================================
         Reconciliation of funds status
               Plan deficit                                             (718)                (658)
               Unamortized past service costs                            587                  653
               Unamortized actuarial loss                                359                  176
                                                           ---------------------------------------
               Net pension asset                                         228                  171
                                                           =======================================
         Components of pension expense
               Current service costs                                      92                   84
               Interest costs                                            116                  106
               Amortization of past service costs                         66                   66
               Expected return on plan assets                            (52)                 (42)
                                                           ---------------------------------------
               Net expense                                               222                  214
                                                           =======================================

                                                                           %
         Plan assets by asset category
               Equity securities                                          32                   31
               Debt securities                                            21                   21
               Other                                                      47                   48
                                                           ---------------------------------------
               Total                                                     100                  100
                                                           =======================================



                                                                            (13)

 Millar Western Forest Products Ltd.
 Notes to Financial Statements
 December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     The actuarial assumptions used in measuring the Company's benefit plan obligations are as follows:


                                                                                             2005                 2004
                                                                                                %                    %
          Discount rate                                                                       5.0                  5.8
          Rate of compensation increase                                                       4.0                  4.0
          Expected long-term rate of return on plan assets                                    3.5                  3.5



17   Related party transactions

     Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

     a) The Company earned revenue from other companies controlled by Millar Western Industries Ltd. ("Industries"), the parent of the Company, as follows:


                                                                       2005                  2004                 2003
                                                                          $                     $                    $
          Administration fees                                           402                   527                  663
                                                                 ------------------------------------------------------
          Included in accounts receivable
            relating to these transactions                              121                   101                   47
                                                                 ------------------------------------------------------

     b) The Company incurred costs charged by Industries as follows:

                                                                       2005                  2004                 2003
                                                                          $                     $                    $
          Chemical purchases and other
            services                                                  2,460                 2,727                2,803
                                                                 ------------------------------------------------------
          Included in accounts payable relating
            to these transactions                                       369                   188                  451
                                                                 ------------------------------------------------------



                                                                            (14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     c) Prior to December 28, 2005, the Company exercised significant influence over Meadow Lake (see note 14). The Company incurred the following transactions with Meadow Lake.


                                                                      2005                   2004                 2003
                                                                         $                      $                    $
               Commission revenue                                    3,973                  4,050                3,789
                                                                 -------------------------------------------------------
               Administration fee revenue                            2,245                  1,834                1,719
                                                                 -------------------------------------------------------
               Other income (expense)                                  962                  (655)                    -
                                                                 -------------------------------------------------------
               Included in accounts receivable
                   related to these transactions                     2,359                   471                 1,833
                                                                 -------------------------------------------------------
               Included in accounts payable related
                   to these transactions                                 -                   655                     -
                                                                 -------------------------------------------------------



18   Financial instruments

     a) Foreign currency risk

          The Company realized approximately 75% of its 2005 revenue (2004 -- 72%; 2003 -- 76%) in U.S. dollars and at December 31, 2005 the Company had $19,212,000 (2004 -- $11,342,000) in U.S. dollar denominated accounts receivable.

          In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2005, the Company had no outstanding forward exchange contracts.

     b)   Credit risk

          The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

     c) Commodity and other risks

          The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company's commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. During the years 2005, 2004 and 2003, the Company did not enter into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber.


                                                                            (15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     d)   Fair value

          The fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

          The fair value of long-term debt at December 31, 2005, is estimated to be $164,877,000 (2004 - $244,773,000) based upon the price at which the debt was trading.


19   Segmented information

     The Company's operations are located in Canada. The Company's reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company's management and marketing services, unallocated corporate and other expenses.

     The accounting policies of the segments are the same as those described in note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, and income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

     Product segment


                                                                                                               Lumber
                                                                 -------------------------------------------------------
                                                                      2005                   2004                 2003
                                                                         $                      $                    $
     Revenue                                                       138,091                162,081              125,721
                                                                 -------------------------------------------------------
     Cost of products sold                                         103,792                108,551               91,247
     Freight and other distribution costs                           13,043                 12,181               12,384
     Countervailing and anti-dumping duties                          9,735                 13,657               11,811
     Depreciation and amortization                                   8,758                  7,695                5,379
                                                                 -------------------------------------------------------
                                                                   135,328                142,084              120,821
                                                                 -------------------------------------------------------
     Operating earnings                                              2,763                 19,997                4,900
                                                                 =======================================================


                                                                            (16)


Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)


                                                                                                                  Pulp
                                                                 -------------------------------------------------------
                                                                      2005                   2004                 2003
                                                                         $                      $                    $
     Revenue                                                       159,729                177,475              185,404
                                                                 ------------------------------------------------------
     Cost of products sold                                         100,908                103,900              105,825
     Freight and other distribution costs                           40,368                 35,675               34,550
     Depreciation and amortization                                   6,973                  6,706               10,787
                                                                 ------------------------------------------------------
                                                                   148,249                146,281              151,162
                                                                 ------------------------------------------------------
     Operating earnings                                             11,480                 31,194               34,242
                                                                 ======================================================

                                                                                                   Corporate and other
                                                                 ------------------------------------------------------
                                                                      2005                   2004                 2003
                                                                         $                      $                    $

     Revenue                                                         6,481                  6,412                6,172
                                                                 ------------------------------------------------------
     General and administration                                     13,071                 11,514               12,978
     Depreciation and amortization                                   1,933                    718                  435
     Employees' profit sharing                                           -                  2,504                  325
                                                                 ------------------------------------------------------
                                                                    15,004                 14,736               13,738
                                                                 ------------------------------------------------------
     Operating earnings                                            (8,523)                 (8,324)              (7,566)
                                                                 ======================================================

                                                                                                                 Total
                                                                 ------------------------------------------------------
                                                                      2005                   2004                 2003
                                                                         $                      $                    $

     Revenue                                                       304,301                345,968              317,297
                                                                 -------------------------------------------------------
     Cost of products sold and administration                      217,771                223,965              210,050
     Freight and other distribution costs                           53,411                 47,856               46,934
     Countervailing and anti-dumping duties                          9,735                 13,657               11,811
     Depreciation and amortization                                  17,664                 15,119               16,601
     Employees' profit sharing                                           -                  2,504                  325
                                                                 -------------------------------------------------------
                                                                   298,581                303,101              285,721
                                                                 -------------------------------------------------------
     Operating earnings                                              5,720                 42,867               31,576
                                                                 =======================================================


                                                                            (17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Cost of products sold for the lumber segment are net of chip transfers to the pulp segment of $4,219,000 (2004 - $4,996,000; 2003 - $3,868,000).

     Expenditures on property, plant and equipment


                                                                      2005                   2004                 2003
                                                                         $                      $                    $
     Lumber                                                         13,717                  9,952                5,802
     Pulp                                                            2,774                  1,902                1,628
     Corporate and other                                               812                  7,500                1,365
                                                                 -------------------------------------------------------
                                                                    17,303                 19,354                8,795
                                                                 =======================================================
     Identifiable assets
                                                                                             2005                 2004
                                                                                                $                    $

     Lumber                                                                               130,550              117,733
     Pulp                                                                                 136,158              127,241
     Corporate and other                                                                   67,030              117,783
                                                                          ----------------------------------------------
                                                                                          333,738              362,757
                                                                          ==============================================


     The Company's assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

     Geographic sales


                                                                      2005                  2004                  2003
                                                                         $                     $                     $
     Revenue
         Canada                                                     74,140                 92,319               64,251
         United States                                              88,705                 95,480               86,137
         Europe                                                     52,980                 34,356               54,445
         Asia                                                       86,150                123,367              111,129
         Other                                                       2,326                    446                1,335
                                                                 ------------------------------------------------------
                                                                   304,301                345,968              317,297
                                                                 ======================================================


                                                                            (18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

20   Commitments

     Under long-term purchase contracts, the Company has committed to purchase natural gas at pre-determined pricing in amounts totalling $3,057,000 for 2006.

21   Reconciliation of financial statements from Canadian GAAP to United States
     GAAP

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles conform in all material respects with those in the United States (U.S. GAAP) except as noted below.

     Net earnings and shareholder's equity

     a) The following summary sets out the material adjustments to the Company's reported earnings and shareholder's equity which would be made in order to conform to U.S. GAAP:


                                                                      2005                   2004                 2003
                                                                         $                      $                    $
                Net (loss) earnings for the year under
                    Canadian GAAP                                   (6,953)                28,253               35,562
                U.S. GAAP adjustments
                    Unrealized gain (loss) on
                          forward exchange
                          contracts (b)                                  -                 (6,815)               5,995
                    Effect on income taxes (c)                           -                  2,393               (2,105)
                                                                 ------------------------------------------------------
                Net earnings for the year under
                    U.S. GAAP                                       (6,953)                23,831               39,452
                Unrealized gain on forward exchange
                    contracts (d)                                   (2,647)                 2,647                    -
                                                                 ------------------------------------------------------
                Comprehensive (loss) income (d)                     (9,600)                26,478               39,452
                Shareholder's equity under
                    U.S. GAAP - Beginning of year                   69,006                 42,528                3,076
                Dividends                                          (15,000)                     -                    -
                                                                 ------------------------------------------------------
                Shareholder's equity under
                    U.S. GAAP - End of year                         44,406                 69,006               42,528
                                                                 ======================================================
                Shareholder's equity under
                    Canadian GAAP - End of year                     44,406                 66,359              38,106
                                                                 ------------------------------------------------------



                                                                            (19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     b) Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at December 31, 2003 were recorded in earnings because the requirements for hedge accounting under U.S. GAAP were not met. The adjustment necessary to reconcile Canadian and U.S. GAAP earnings in 2004 is the amount of the gain that was recognized in U.S. GAAP earnings in 2003 but deferred at December 31, 2003 under Canadian GAAP and therefore recognized in Canadian GAAP earnings in 2004. For the years ended December 31, 2005 and 2004, the Company complied with the requirements for hedge accounting under U.S. and Canadian GAAP.

     c) For the years ended December 31, 2005 and 2004, after the adjustments noted above, there is no difference between the Canadian GAAP and U.S. GAAP future income tax assets.

     d) Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company's performance is unrecognized gains on forward exchange contracts (as described in note 18(a)). There were no deferred gains at December 31, 2005. The amount of deferred gain on forward exchange contracts at December 31, 2004, in the amount of $4,080,000, is shown as a component of comprehensive income, net of a related income tax effect in the amount of $1,433,000. For the purposes of a U.S. GAAP balance sheet, the future income tax liability at December 31, 2005 would be $18,406,000, other comprehensive income would be $2,647,000 and the amount of forward exchange contracts recorded would be $4,080,000.

     Balance sheet

     The disclosure of the following amounts is required under U.S. GAAP:


                                                                                             2005                 2004
                                                                                                $                    $
          Trade accounts payable                                                           33,706               29,498
          Interest payable                                                                  2,144                2,216
          Salary and benefits payable                                                         737                3,088
          Current portion of reforestation obligation                                       4,554                4,214
          Goods and services tax payable                                                    1,456                1,175
          Current portion of other obligations                                              3,597                1,033
          Other                                                                                39                    -
                                                                                 --------------------------------------
                                                                                           46,233               41,224
                                                                                 =======================================


                                                                            (20)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)


                                                                       2005                 2004
                                                                          $                    $
           Trade accounts receivable                                 29,258               17,655
           Inter-company accounts receivable                          2,509                  695
           Goods and services tax recoverable                         2,836                2,491
           Other                                                      1,856                1,165
                                                           --------------------------------------
                                                                     36,459               22,006
                                                           ======================================



     Recent accounting pronouncements

     In early 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" ("VIEs"). FASB subsequently issued FIN 46-R, a revision of FIN 46. The Company adopted FIN 46-R effective January 1, 2005. The Canadian Accounting Standards Board ("AcSB") has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which is very similar to FIN 46-R. ACG-15 is effective for years beginning on or after November 1, 2004. The Company adopted AcG-15 effective January 1, 2005. FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The adoption of FIN 46-R and AcG-15 did not have a material impact on the Company's financial statements.

     In April 2005, the AcSB issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of this accounting standard on its financial statements.

     APB Opinion No. 20, "Accounting for Non-monetary Transactions" requires that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

     In May 2005, the FASB issued FAS No. 154 "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3". FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or "retrospective application". Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.


                                                                            (21)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     22   Comparative figures

     Certain 2004 and 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.

     23   Subsequent event

     Power purchase rights

     Effective May 1, 2006, the Company agreed to sell its interest in the Battle River Power Syndicate Agreement ("PSA") to EPCOR Merchant and Capital LP ("EPCOR") and as consideration, will receive an increase in its interest in the Sundance "C" PSA from 41.4 mw to 65.5 mw of the generation capacity. Under the Sundance "C" PSA, the Company is entitled to receive the revenue from its portion of the generation capacity of the Sundance electrical generating facility, and is obligated to pay its share of the costs of generating the electricity until December 31, 2020. Also effective May 1, the Company will purchase an additional 14.5 mw of capacity in the Sundance "C" PSA, bringing its total interest in the Sundance "C" PSA to 80 mw of generation capacity. Funding for the purchase of the additional mw will be provided by a loan for the full amount of the purchase price repayable in monthly instalments of $183,000 from May 1, 2006 to December 31, 2020. Security for the loan consists of a first charge and security interest on the 14.5 mw additional capacity and all revenues generated therefrom. Completion of these transactions is subject to receiving approvals from regulators and other authorities and the execution of definitive agreements.

     The estimated effect of these transactions on the Company's financial statements if all conditions are met for completion, will be an increase in other assets of $48.3 million, an increase in long-term debt of $15.6 million and a gain on sale of assets of $32.7 million.


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